April 15, 2013

VIA EDGAR FILING

United States Securities and Exchange Commission

Division of Corporate Finance

Washington, D.C. 20549

Attn: John Reynolds, Assistant Director

Re:	Re: California Gold Corp.

Amendment No. 5 to Registration Statement on Form S-1

Filed March 7, 2013

Amendment No. 6 to Registration Statement on Form S-1

Filed March 8, 2013

File No. 333-179466

Form 10-K for the Fiscal year Ended January 31, 2012

Filed May 2, 2012

Amendment No. 2 to Form 10-K for the Fiscal year Ended January 31, 2012 Filed March 15, 2012

File No. 333-134549

Dear Mr. Reynolds:

In response to your periodic report comments in the letter from you to me dated March 22, 2013, on behalf of California Gold Corp. (the “Company”), I acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosures in its periodic report filings with the Commission;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments with respect to the foregoing, please contact me at (818) 542-6880. Thank you for your consideration.

Very truly yours,

/s/James Davidson
James Davidson, Chief Executive Officer

cc:	Pamela Howell, Special Counsel; Ronald E. Alper, Staff Attorney

Securities and Exchange Commission